LEAD INVESTOR



Kenneth Faria

I am investing in Simply Tiny Development because it is a values driven organization, with highly motivated leadership, targeting a market gap in the tiny home and camper van spaces. Dr. Sean Dixon and I served together in the branch of Air Force Special Warfare where Sean's tenacity and grit propelled him above his peers. Outside of uniform, Sean always had a passion for education, sustainability, and real estate. Sean's passions and grit are the impetus for Simply Tiny Development. Combining the leadership of Simply Tiny Development with the obvious van conversion and tiny home market opportunities are why I strongly believe this company will be a profound success.

Invested $1,000 this round & $5,000 previously